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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  DATAKEY, INC.
             (Exact name of registrant as specified in its charter)

         Minnesota                                    41-1291472
(State of incorporation or organization)  (I.R.S. Employer Identification No.)

                            407 West Travelers Trail
                              Burnsville, MN 55337
                (Address of principal executive offices/Zip Code)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. /X/

Securities Act registration file number to which this form relates:
000-11447  (if applicable)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

         Title of Each Class                    Name of Each Exchange On Which
         To Be So Registered                    Each Class Is To Be Registered

                None                            Not Applicable

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    Series B Preferred Stock Purchase Rights
                                (Title of Class)

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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On October 19, 2001, the Board of Directors of Datakey, Inc. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $.05 per share (the "Common Stock"), and each outstanding share of convertible preferred stock of the Company. The dividend is payable on November 9, 2001 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one-hundredth of a share of Series B Preferred Stock, par value $.05 per share (the "Series B Preferred Stock"), of the Company at a price of $60 per one-hundredth of a Preferred Share (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of October 26, 2001 (the "Rights Agreement") between the Company and Wells Fargo Bank Minnesota, N.A. as Rights Agent (the "Rights Agent").

         Until the earlier of (i) 10 days following a public announcement by the Company or a person or group of affiliated or associated persons (an "Acquiring Person") that such an Acquiring Person has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock and Convertible Preferred Stock certificates outstanding as of the Record Date, by such Common Stock or Convertible Preferred Stock certificate with a copy of this Summary of Rights attached thereto.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Common Stock and Convertible Preferred Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock or Convertible Preferred Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock and Convertible Preferred Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock and Convertible Preferred Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on November 9, 2001 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, as described below.


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         The Exercise Price payable, and/or the number of shares of Series B
Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, or certain distributions on, the Common Stock, (ii) the issuance to holders of Series B Preferred Stock of certain rights or warrants to subscribe for or purchase Series B Preferred Stock at a price, or securities convertible into Series B Preferred Stock with a conversion price, less than the then current market price of the Series B Preferred Stock or (iii) upon the distribution to holders of the Series B Preferred Stock of evidences of indebtedness or assets (other than regular periodic cash dividends) or of subscription rights or warrants.

         Series B Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series B Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series B Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series B Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series B Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

         Because of the nature of the Series B Preferred Stock's dividend, liquidation and voting rights, the value of the one-hundredth of a share of Series B Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Series B Preferred Stock having a market value of two (2) times the Exercise Price of the Right. In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or fifty percent (50%) or more of its consolidated assets or earning power are sold, proper provision will be made so that each registered holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Exercise Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two (2) times the Exercise Price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (except the Rights owned by such person or group which will have become void), in whole or in part, with


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each Right to be exchanged for one share of Common Stock. This exchange ratio is subject to further adjustment to reflect any stock splits, stock dividends or similar transactions occurring thereafter. If there are insufficient shares of Common Stock authorized but unissued to permit the Company to complete any exchange of the Rights, the Company may, under certain circumstances, substitute for each share of Common Stock that would otherwise be issued upon such exchange of the Rights, shares of Series B Preferred Stock with market value equal to the market value of the shares of Common Stock that would otherwise be issuable upon such exchange of the Rights.

         No fractional shares of Series B Preferred Stock will be issued (other than fractions which are integral multiples of one-hundredth of a share of Series B Preferred Stock or, if a Right shall then be exercisable for a fraction other than one one-hundredth of a share, integral multiples of that fraction, which in either case may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the fair market value of the shares of Series B Preferred Stock on the date of exercise.

         At any time prior to ten days (subject to extension by the Board of Directors of the Company) after the time an Acquiring Person becomes such, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment for stock splits, stock dividends or similar transactions, (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The right to exercise the Rights will terminate immediately upon any redemption of the Rights, and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A dated November 1, 2001. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.           EXHIBITS.

    EXHIBIT NO.   DESCRIPTION
    -----------   -----------

         1 Rights Agreement dated as of October 26, 2001 between Datakey, Inc. and Wells Fargo Minnesota, N.A. as Rights Agent, together with the following exhibits thereto:


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                  (A)      Statement of Designation of Series B Preferred Stock
                           of Datakey, Inc.

                  (B) Summary of Rights to Purchase Shares of Series B Preferred Stock which, together with certificates representing the outstanding Common Stock of Datakey, Inc., shall represent the Rights prior to the Distribution Date

                  (C) Form of Right Certificate (pursuant to the Rights Agreement, Right Certificates will not be delivered until as soon as practicable after the Distribution
                           Date)


                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                DATAKEY, INC.


November 1, 2001                       By:  /s/ Carl P. Boecher
                                            ------------------------------
                                                Carl P. Boecher
                                                Chief Executive Officer


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                                  DATAKEY, INC.
                                    FORM 8-A

                                  EXHIBIT INDEX
                                  -------------



    EXHIBIT NO.   DESCRIPTION
    -----------   -----------

         1 Rights Agreement dated as of October 26, 2001 between Datakey, Inc. and Wells Fargo Bank Minnesota, N.A. as Rights Agent, together with the following exhibits thereto:

                  (A) Statement of Designation of Series B Preferred Stock of Datakey, Inc.

                  (B) Summary of Rights to Purchase Shares of Series B Preferred Stock which, together with certificates representing the outstanding Common Stock and Convertible Preferred Stock of Datakey, Inc., shall represent the Rights prior to the Distribution Date

                  (C) Form of Right Certificate (pursuant to the Rights Agreement, Right Certificates will not be delivered until as soon as practicable after the Distribution
                           Date)

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